FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Napa Valley Investor Briefing"

Released: 15 March 2007

SUPPL

Pages: 69
(including this page)

B

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 4/6

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

15 March 2007

NAPA VALLEY INVESTOR BRIEFING

The attached presentations will be provided to participants on the Napa Valley Investor Tour at Foster's offices in Napa, California.

The presentations and a live audio webcast will be available from the Foster's website at: www.fostersgroup.com. The webcast will commence at 8:30am (PT) in California on Thursday 15 March 2007 (approximately 2:30am AEST, Friday 16 March 2007 in Australia).

An audio archive will be available from the Foster's website shortly after the conclusion of the briefing.

The Presentations attached are:

- *Welcome and Introduction*
  Pete Scott, Chief Financial Officer
- *Americas – Market Overview and Business Update*
  Scott Weiss, Managing Director Americas
- *Europe, Middle East and Africa – Market Overview and Business Update*
  Peter Jackson, Managing Director Europe, Middle East and Africa
- *Global Supply Update*
  Pete Scott, Chief Financial Officer

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S GROUP

Foster's Group Limited
Napa Valley Investor Briefing
March 2007


CASCADE
CARLTON DRAUGHT
PURE BLONDE
GABBIANO
BERINGER
VB

Outlook Statement Disclaimer

FOSTER'S

Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

Program

FOSTER'S GROUP

Thursday		Friday	
8:30-9:15	Welcome and Overview	8:30-10:30	Market Visits – Safeway, Costco and World Market
9:15-11:00	Americas – Market Overview and Business Update		
		11:00-11:45	Benoist Ranch Tour - Sustainable Viticulture
11:15-12:45	EMEA – Business Market Overview and Business Update		
		12:15-1:00	Lunch
12:45-1:30	Lunch		
		1:00-2:00	Chateau St Jean Tour - Cellar Door/Hospitality
1:30-3:00	Supply – Update		
3:30-4:30	Napa Bottling Centre Tour	4:00	Airport Transfer Bus

FOSTER'S GROUP

Pete Scott
Chief Financial Officer
Welcome and Overview



Southcorp acquisition - strategic rational

FOSTER'S

Top Line Growth	• Dual category leadership in Australia – Beer and Wine • Step change in Americas and EMEA route to market capability • A leading global premium wine brand portfolio
Demand-Driven Supply	• Significant cost synergy opportunities • Accessible scale economies
Financial Discipline	• Confidence in acquisition metrics • Capital efficiency and cash flow improvement opportunities

Southcorp integration – transition to One Foster's

FOSTER'S

Foster's Group	• One Foster's culture • Improved transparency and control • Further opportunities to refine global support functions
Regional Businesses	• Regional businesses focused on revenue growth • Customer and consumer relationships managed in market • Route to market scale opportunity
Global Supply	• Supply recognised as the key global business enabler • Significant scale opportunities • Global co-operation and adoption of best practice

Southcorp integration – regional businesses

FOSTER'S

	AAP	Americas	EMEA
Route to Market Integration	Australian Refinement	Complete	Complete
Brand Prioritisation	Execution Underway	Complete	Complete
Innovation Pipeline	Progressing	On track	On track
Brand Investment	Maintained	Increasing	Maintained

Southcorp integration – H1 07 regional business performance

FOSTER'S

Americas and EMEA


■ Volume □ Revenue
% Growth
30
25
20
15
10
5
0
-5
-10
-15
-20
Other

- Top 5 brands volume and constant currency revenue growth10.3%
- Lindemans turnaround in Americas and EMEA
- Penfolds strong growth
- Rosemount performing well in UK, Americas and Continental re-launch underway
- Wolf Blass back in growth in the Americas

AAP


■ Volume □ Revenue
% Growth
30
25
20
15
10
5
0
-5
-10
-15
-20
Australia Beer
AAP Beer
AAP Wine
AAP Other
Total

- Implementation of multi-beverage route to market model affected Australian performance, particularly in wine
- Good growth in Australian beer
- Within Australian wine:
  - Good growth in a number of regional brands
  - Good growth in National Account

Southcorp integration and supply evolution

FOSTER'S GROUP

	Australia	Americas
Global Procurement	Complete	Complete
Grape Supply	Balanced Inventories	Balanced Inventories
Winery Consolidation	Underway	Complete
Packaging Consolidation	Underway	Underway
Logistics	Australia On-Track Export Logistics Underway	Complete

Southcorp acquisition financial metrics

FOSTER'S GROUP

Group	10% pa normalised EPS growth	✓
	Returns @ premium to WACC	✓
	EBITDA cash flow conversion in excess of 90%	FY07 85-90%
	Gearing to target 65-75% range by FY08	✓
	Net debt to below $3b by FY09	✓
	Group EBIT margins exceeding 20%	✓
Wine Trade	Southcorp synergy realisation	✓
	Wine EBIT margins reach 25% by FY07	✓
	Wine returns to cost of capital by FY08	Some Risk

Foster's Group – Australian multi-beverage value drivers

FOSTER'S GROUP

Multi-Beverage Attractions	• Relatively high margin Australian market • Distribution reach based on beer business • Scale to develop unique customer service propositions • Portfolio breadth allows for brand prioritisation
Challenges	• Retailer consolidation • Increasing competition in premium beer category • Current excess wine supply
Initiatives	• Targeted product innovation • Multi-beverage route to market sales refinement • Brand prioritisation

Foster's Group – Australian multi-beverage market

FOSTER'S GROUP

Multi-Beverage Customers


No. Customers
Beer
Wine

- Foster's is the leading Australian alcoholic beverage company
  - Beer, wine and cider category leadership
  - Spirit/RTD brand portfolio
- Increase wine distribution and "value per outlet"
  - Sales specialisation
  - Brand prioritisation

Australian Alcohol – Growth Categories


Value Growth %
25
20
15
10
5
0
RTDs

Source: AC Nielsen

- Recent product innovation:
  - Crown Gold and Pilsner
  - CougarZero
  - Viper

Foster's Group – Americas and EMEA value drivers

FOSTER'S

Wine Category Attractions

- Wine category growth characteristics
- Foster's is weighted to growth segments
- Developing a leading route to market position
- Accessible economies of scale

Challenges

- Capital intensity
- Agricultural cycles
- Supply complexity

Initiatives

- Brand investment
- Product innovation
- Capital efficient organic growth
- Managing risk and cash flow through supply planning and flexibility

Foster's Group – wine value drivers

FOSTER'S

Acquisition and Integration → **Organic Growth**

Acquisition and Integration	Organic Growth
Viticulture and Contracted Grape Supply Integration	Outsourced Grape Supply
Winery Consolidation	Outsourced Wine Supply
Packaging Consolidation	Global Packaging Network Optimisation
Brand Portfolio Prioritisation	Drive Intangibles
↓	↓
Acquisition Financial Targets	**High Returning Growth**

Acquisition Financial Targets → **High Returning Growth**

Foster's Group – international wine brands

FOSTER'S

BERINGER.	California Flagship	LINDEMANS	Everyday Wine >100 Countries
CASTELLO di GABBIANO	Italian Flagship	Penfolds.	Australian Luxury Wine >80 Countries
MATUA VALLEY	New Zealand Flagship >25 Countries	ROSEMOUNT	Australian Premium Innovation & Style >50 Countries
YELLOWGLEN	Lead Sparkling Brand	WOLF BLASS	Iconic Australia >50 Countries

Consumer Driver Model

FOSTER'S



Regional Sales and Marketing
Supply Network
AAP
Consumers
Wholesalers/ Customers
AAP Regional Supply Services
AMERICAS
Consumers
Distributors/ Customers
US Regional Supply Services
EMEA
Consumers
Distributors/ Customers
EMEA Regional Supply Services
BCSN Production
A&NZ Wine Production
Californian Wine Production
EMEA Wine Production
Other Production
Procurement
Planning

Foster's Group – growth drivers

AAP	• Unique market position • High margin Australian market • Product in innovation in growth categories • Customer service innovation
Americas and EMEA	• Strong market position in growth category • Brand investment • Innovation
Supply	• Flexibility • Outsourcing • Managing risk

FOSTER'S
GROUP


CASCADE
SALTRAM
CARLTON DRAUGHT
PURE BLONDE
MID
VB

Scott Weiss

Managing Director
Americas



Where are we:
18 months post Southcorp acquisition

FOSTER'S



- Cumulative volume + 3.3%, net sales +6.0%*
- 1H F07 volume +3.3%, revenue +8%*
- Wine quality: strength on strength
- Innovation program underway
- Enhanced customer capabilities
- Distribution 'partnership' with wholesalers
- Canadian direct model in place

- Brand prioritization complete
- Portfolio management tools in place

North America Is An Attractive Market

FOSTER'S



$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$20,200,000
$21,600,000
$22,200,000
$23,900,000
6/23/1905
6/24/1905
6/25/1905
6/26/1905
6/27/1905
C$ U.S $

2001 2002 2003 2004 2005

U.S. Growth Being Driven by More Wine Consumers ...

FOSTER'S



80
70
60
50
40
30
20
10
0
2000

Wine Consumers
(millions)

- U.S. wine drinking population growing faster than total population
- "Wine has edged out beer as the alcoholic beverage of choice" (Gallup 7/05)
- "Sommeliers reported record wine sales in 2006, with 86% claiming wine represented a larger share of total sales."
- (Wine & Spirits, 4/07)
- Wine is one of the top ten fastest growing categories for:
  - Safeway, #8 (ACNielsen 52-weeks, 2/24/07)
  - Wal-Mart #5 (ACNielsen 52-week, 12/30/06)
  - Whole Foods #3 (SPINS 52-week, 11/04/06)
- Direct-to-consumer shipments of wine now legal in 34 states versus 26 in 2005

...And Growth Also Driven By Increased Per Capita Consumption...

FOSTER'S GROUP



2.4
2.3
2.2
2.1
2
1.9
1.8
2001
2002
2003
2004
2005
Gallons Wine per Resident

23

...As Well As Increased Consumption Frequency...

FOSTER'S GROUP



70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
Core
Marginal

- "Core" consumers enjoy wine weekly
- "Core" consumers are now the majority of consumers

24

... And A 'Trade Up' in Wine Choice

FOSTER'S


$48.00
$46.00
$44.00
$42.00
$40.00
$38.00
$36.00
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Consumer Expenditure Per Gallon

U.S. Consumer Expenditure Per Gallon of Wine


300
250
200
150
100
50
0
2004 2005 2006

Table Wine Growth Driven by Premium Varietals

Consumer Growth Trends Are Driving Significant Retail Channel Changes

FOSTER'S


On Premise
Off Premise
Independent Dining
Chain Dining
Independent Liquor
Total Grocery
Total Mass
All Other
0%
5%
10%
15%
20%
25%
30%
35%
40%

Foster's channel growth index FY05 to FYTD

Growth Skews To Ten States ... Requiring A Mix of National and Local Capabilities

FOSTER'S

State	Pop. 000	% of U.S.	2005 Wine (000-9LE)	Wine per Capita
California	36,154	12%	39,080	3.72
Florida	17,768	6%	20,089	3.68
New York	19,315	7%	19,183	3.29
Texas	22,928	8%	12,849	1.98
New Jersey	8,703	3%	11,569	4.35
Illinois	12,765	4%	11,411	3.03
Massachusetts	6,433	2%	9,966	5.01
Washington	6,291	2%	7,635	4.09
Pennsylvania	12,405	4%	6,897	1.81
Virginia	7,564	3%	6,522	2.88
Total top 10	150,330	51%	145,201	3.38
All other	146,176	49%	96,072	2.42

Wine Above $8/Bottle Has Grown Share of Volume and Dollars

FOSTER'S


TABLE $14 & OVER
TABLE $10-$13.99
TABLE $8-$9.99
TABLE $6-$7.99
TABLE $4-$5.99
TABLE $0-$3.99

- Wine above $8 gained + 2 dollar share points in past 52 weeks
- Wine above $8 gained + 0.6 volume share points in past 52 weeks

The Split of Domestic and Imports Remains Stable



Total French
Total Other
Total Australian
Total Italian
Total Domestic
March 05- Feb 06
March 06- Feb 07
March 05- Feb 06
March 06- Feb 07
$ Volume
Case Volume

- Imports gained + 0.4 dollar share points in past 52 weeks
- Imports gained + 0.3 volume share points in past 52 weeks



Foster's Americas Business



Foster's U.S. Growth Has Accelerated Vs. Prior Year Across Continuing Brands

FOSTER'S



FY 06
FYTD 07
Foster's $ Growth
Foster's Case Growth

- Continuing brand dollars up + 5.8% with volume +6.3%
- FYTD $ growth ranks #3 of ten tracked suppliers
- FYTD volume growth ranks #4 of ten tracked suppliers

Foster's Growing In All Tracked Price Segments In The U.S.

FOSTER'S



50
40
30
20
10
0
-10
$10-$14
$14+
Total Table Wine
Foster's

Volume growth in key price segments

- Foster's competes in ten price / origin segments in the U.S.
- Foster's growing dollars in 7 of 10 FYTD
- Foster's growing volume in 7 of 10 FYTD
- Foster's #1 in Australian dollar and volume growth ex-Rosemount

Foster's Generating Sustainable Momentum

FOSTER'S


16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
TTL Foster's
TTL Foster's ex Rosemount
TTL Table Wine

33

Foster's Regional Brands a Key Growth Driver in the U.S.

FOSTER'S


16%
14%
12%
10%
8%
6%
4%
2%
0%
% $ Growth
% EQ Growth
Global Brands
Global ex RSMT
Regional Brands

34

Foster's Americas Regional Brands

FOSTER'S GROUP



PAZ
the Little Penguin
ST. CLEMENT
SBRAGIA
SOUVERAIN
CHATEAU ST JEAN
GABBIANO
BOHEMIAN Highway
MERIDIAN
Nº 8

Wine Quality and Brand Investment Are Key Growth Drivers

FOSTER'S GROUP

Beringer Case Study



Dollar % vs. year ago

Wine Quality: Strength on Strength

FOSTER'S

Robert Parker's Wine Advocate

32 90+ Scores!

•137 Foster's Wines scored over 90!

Wine Spectator

Wine Spectator Top 100: Four Foster's Brands

Wine&Spirits

Top 50: Four Foster's Brands

Buying Guide: Two Wineries of the Year

IMPACT HOT BRAND AWARD

Five Hot Brand Awards

Adams Beverage Group

Five Growth Awards

RESTAURANT WINE

Top 100 Wine Brands On-Premise: 6 Foster's Brands!

Enhanced Portfolio Management Capability a Key Growth Driver

FOSTER'S


Activity Calendar

Foster's Return to Innovation Is Also A Key Growth Driver

FOSTER'S

	Pre-Share	Consumer Tested	Lead Market	Retail Launch	4-Week Nielsen$ Vol.	
Beringer		✔				
Third Century	4.3%			2/07	4.6%	4.5%
Yellowglen		✔	✔			
Pink & Yellow	0.9%			9/06	1.3%	1.5%
		✔	✔			
Bohemian Highway	0%			2/07	0.3%	0.2%
Lindemans		✔				
South Africa	0%			10/06	10.6%	12.7%

Rosemount Update

FOSTER'S

- The Americas are primarily a shiraz market
- Re-stage commenced in F06 with price increases on all blends
- New bottle retail shipments commenced in January '07
- Expect effective distribution of new bottle commencing March '07
- Early 'clean' markets generating lift in line with expectations
- TV advertising airing in April



Luxury Brands Accelerating And On The Cusp of Being a Growth Driver

FOSTER'S

- 21 Foster's brands compete in $14+
- U.S. tools:
  - Wine quality
  - Viticultural assets
  - Mobile bottling line
  - Wineries and Cellar Doors
  - Public relations focus
  - Winemakers on Tour
  - Estates Wine Group


SBRAGIA
ST. CLEMENT
CHATEAU ST. JEAN
BERINGER
TAZ

Public Relations

FOSTER'S

- Media Relations
- Consumer focused PR programs
- Special Events & Sponsorships

Estates Wine Group

FOSTER'S



[redacted]
CENTRAL
Metros - 4
NE
Metros - 4
WEST - So.
Metros.- 4
SE
Metros - 4
SW
Metros - 5

Updated 12-06

Canada Update

FOSTER'S

Total Canada +7% Volume



4%
0
5
10
15
20
25
30
35
40

Foster's Total Share: [illegible]

		% of Aus. Wine Volume
1	Lindemans	15%
1	Wolf Blass	15%
1	**Yellowtail**	**15%**
4	Hardy	7%
5	Little Penguin	5%
6	Rosemount Estates	4%
6	**Orlando Wines**	**4%**
6	**Wyndham Estates**	**4%**
9	Penfolds	3%
9	**Banrock Station**	**3%**

[redacted] Share Growth

Canada Focus

[redacted]

- Direct model in place
- Building core brands
- Enhance customer capabilities

- Continue Australian momentum
- Enhance California and Italian shares
- Innovation underway

Foster's U.S. Route To Market Status

Distributor	% of Foster's Volume	Distributor Scale in U.S.
Southern Wine & Spirits	35%	#1
Charmer Sunbelt	18%	#3
National Republic	17%	#2
Glazer's	15%	#4
Young's Market	8%	#5

Foster's U.S. Route To Market Status

- Achieving Growth Objectives
- Category or greater
- Maintaining Brand Health
- Pricing
- Distribution quality
- Accelerating Speed to Shelf
- Innovation
- Improve Total Efficiency
- Comfortable with distributor inventory levels
- Still can improve forecasting

Summary

[redacted]

- Wine momentum
- Innovation
- Rosemount
- F08 Plans

- Performance focus
- Train and develop
- Capabilities

- Maintain focus
- Target whitespace

FOSTER'S GROUP

Foster's EMEA
Napa Valley Investor Briefing
March 2007


CASCADE
SALTRAM
CARLTON DRAUGHT
PURE BLONDE
MID
GABBIANO
BERINGER
VB

FOSTER'S GROUP

Peter Jackson
Managing Director - EMEA


CASCADE
SALTRAM
CARLTON DRAUGHT
PURE BLONDE
MID
VB

New World wine is continuing to drive wine category growth


New World v Old World Volumes (M 9L)
61
75
81
93
110
111
1,177
1,157
1,140
1,138
1,125
1,121
2000
2001
2002
2003
2004
2005
Old World
New World

New World wine has a significant share in many markets


New World Share of Total Wine
70%
60%
50%
40%
30%
20%
10%
0%
Ire
UK
Fin
Swe
Den
Neth
Nor
Ger
Switz
Australia
California
Other

EMEA business in key countries



Ireland
7%
Netherlands
4%
Other
7%
Nordics
22%
60%
UK

Volume

Where are we at - 18 months post Southcorp acquisition



- UK wine volume up +36%, Continental Europe up +21%
- Rosemount re-launched in the UK
- Wolf Blass momentum
- Strengthening UK relationships
- Distributor consolidation completed in major markets
- Investing in UK Impulse and On-Premise
- Re-building the ex-Southcorp brands
- Develop non-Australian portfolio
- Focus on innovation

FOSTER'S GROUP



UK Business


SALTRAM
CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
GABBIANO
VB
BERINGER

Growing UK market share



UK wine companies share – total wine


16.5
15.1
6.0
6.0
4.7
5.6
5.1
5.3
5.1
5.0
CONSTELLATION
DIAGEO
E&J GALLO
FOSTERS
PERNOD RICARD

UK wine companies share – total Australia




33.0
29.2
20.4
21.3
15.8
14.6
0.5
0.9
CONSTELLATION
FOSTERS
PERNOD RICARD
E&J GALLO

UK wine market volume growth flat but value growth increasing


Volume % Change
Value % Change


Percentage of UK households buying Wine
68.6
68.8
71.1
71.7
71.6
2002
2003
2004
2005
2006

Australia shows consistent growth ahead of total market


Volume % Change
Value % Change

	Value % Share	MAT TO WE	MAT TO WE	MAT %
		28 01 03	27 01.07	Chang
				e

Australia remains in a premium position in the market

UK Off Trade Country AUP(£)


NEW ZEALAND 594
AUSTRALIA 428
FRANCE 420
USA 404
TOTAL WINE 393
CHILE 379
SPAIN 377
SOUTH AFRICA 376
ITALY 353
GERMANY 262

Top Australian Wine Brands

[redacted]

Australia

2	Wolf Blass	8.6	24%	531
3	Lindemans	7.8	25%	439

Foster's has a strong position at premium price points

Foster's v Australia Volume % Share of Price Bands - Latest MAT


TOTAL AUSTALIA
FOSTERS
11
0
45
33
26
34
13
22
5
10
1
1

	< £3	£3 - £4	£4 - £5	£5 - £6	£6 - £8	+£8
MAT % Change	+9%	+9%	-3%	+4%	+13%	+11%

Foster's Premium Wine Focus

Foster's Share of Price Bands – Australian Wine Latest MAT Volume


15%
27%
36%

UK priorities



- Strengthen Retailer relationships and promotional programs
- Invest in developing On-Premise and Impulse channels

- Rosemount re-launch
- Continue Wolf Blass Momentum
- Re-invigorate Lindemans and Penfolds
- Drive non Australian portfolio and innovation

FOSTER'S GROUP



Continental Europe Business



Ireland

Country share of Ireland MAT value


Australia 28.7%
Chile 20.9%
France 12.3%
USA 10.9%
South Africa 9.2%
Spain 7.4%
Italy 4.0%

Brand share of Australian MAT value

1	Wolf Blass	19.5 Australia	Change
4	Rosemount	9.5	-11
5	Lindemans	4.6	15
7	Penfolds	2.1	-9

Fosters Share: 35.7%

Ireland priorities

[redacted]

- Australian portfolio consolidated into Edward Dillon
- Build core brand distribution

- Continue Wolf Blass & Lindemans momentum
- Rosemount re-launch
- Build non-Australian portfolio

Netherlands

Country share of Netherlands MAT value



France 40.3
South Africa 18.3
Spain 9.0
Italy 7.8
Australia 7.4
Chile 5.4
Germany 5.2

Brand share of Australian MAT value

[redacted]	[redacted]	[redacted]	[redacted]
1	Lindemans	27.5 Australia	Change
7	Penfolds	3.3	10
11	Rosemount	1.2	5

Fosters Share: 32.0%

Netherlands priorities

[redacted]

- Broaden direct to retail distribution
- Invest in On-Premise development

- Invest in brand building
- Rosemount re-launch – March 2007
- Develop Californian portfolio

Sweden

Country share of Sweden MAT volume


Spain 16.1
South Africa 15.8
Italy 14.6
Australia 13.5
France 9.5
Chile 7.3
USA 6.2

Brand share of Australian MAT volume

[redacted]			
1	Lindemans	22.7 Australia	Change
3	Penfolds	13.7	84
6	Killawarra	7.4	4
16	Wolf Blass	0.6	-9
21	Rosemount	0.4	-15

Fosters Share: 44.8%

Norway

Country share of Norway MAT volume



France 23.4
Italy 17.9
Spain 11.8
Australia 8.8
Germany 8.1
Chile 6.8
Argentina 6.5

Brand share of Australian MAT volume

[redacted]			
1	Lindemans	33.9	[illegible]
2	Rosemount	[illegible]	-9
5	Penfolds	4.2	24
6	Wolf Blass	3.3	82

Fosters Share: 53.6%

Nordic priorities

[redacted]

- Pan-Nordic partnership with Vin & Sprit
- Broaden direct to retailer distribution in Denmark

- Drive Australian category growth
- Rosemount re-launch – March 2007
- Develop non-Australian portfolio

Wolf Blass performance

FOSTER'S



Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

Strong brand momentum

- Launch of Eaglehawk Reserve
- Advertising and promotional campaigns
  - Official wine of English Rugby
  - Ashes sponsorships
- New distributor in Europe
  - Germany
  - Netherlands
  - Nordics





Lindemans performance

FOSTER'S



Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

Launch of Wine Makers Release in UK retail

- Strong growth of Bag in Box in Nordic markets
- Launch of Lindemans Chile



Rosemount performance

FOSTER'S


Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

[redacted]

UK re-launch November 2006
- Positive Trade & Media feedback
- New distribution in retail
- Return to growth

- Ireland re-launch January 2007
- Continental Europe re-launch March 2007



Penfolds Performance

FOSTER'S


Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

[redacted]

- Successful launch of Bag in Box in Nordic region
- Selective price increases
- Duty free / travel retail distribution


TAX + DUTY FREE

Beringer Performance



Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06



nature
Discover Perfect Balance
craft



[redacted]

Opportunity for premium Californian wine

- Development of new varietal range for Europe
- New distribution with major retailers
  - UK
  - Netherlands
  - Switzerland
- European distribution expansion planned

Innovation



Early harvest

- Consumer and trade interest in lower alcohol
- Good success to date
- Brand extensions planned



Pink
Yellow

- Growing Australia category
- Fun & accessible sparkling wine
- Strong performance



- Italy growing in volume & value
- Opportunity for premium branded proposition

Innovation focused on £5+ price points


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Australia
France
USA
Italy
South Africa
Chile
Spain
New Zealand
> £6
£5 - £6
£4 - £5
£3 - £4
<£3

% Volume sales by Price Bands – Filtered on 75cl Bottles

Key drivers of margin growth



- Distributor consolidation
- Increase resource to grow higher margin On-Premise and Impulse channels
- Continual growth in higher margin Continental Europe markets

- Invest in driving Wolf Blass growth
- Selective price increases
- Grow premium non-Australian portfolio
- Drive innovation in £5+ price points

FOSTER'S
GROUP

Thank You

FOSTER'S
GROUP

Napa Valley Investor Briefing
Global Supply Update
Pete Scott, Chief Financial Officer
March 2007

Agenda

FOSTER'S

Pete Scott	History and Principles Wine Planning Model Wine Planning Strategy Wine Production Asset Base (Australia) Project Updates
Dan Zepponi	Wine Quality Wine Production Asset Base (California) Wine Trade Operational Review (WTOR) Update Californian Industry Supply Napa Bottling Centre
Pete Scott	Production Asset Base (BCS* Australia) Commodity Pricing FY07 Priorities Summary

* Beer, Spirits, Cider

Supply Philosophy

FOSTER'S

"To ensure safe, timely & uninterrupted supply and production of quality products to customers globally at best value"

History: Evolution of Global Supply


Global Supply Network
FY2000
Past
FY2008
Future
Australian Wine Production Re-structure
CUB Operational Review
Wine Trade Operational Review
Global BBWE Supply Chain
Southcorp / Foster's Integration
Single Global Supply Network
Today

History: What has changed?

Wine Supply in 2000



- Regional supply centres
- Local production-driven sourcing
- Fragmented and inefficient winery and packaging operations
- "Export" rather than international customer focus
- Limited risk and financial orientation
- Limited best practice sharing

History: What has changed?

FOSTER'S

Wine Supply Today



- Global supply organisation
- Global demand driven "network" sourcing
- Integrated team, "better" practice capture
- Striving for best practice in viticulture, site management, planning, health and safety
- Consolidating winery and packaging infrastructure
- Risk and financial management focus

Consumer Driver Model

FOSTER'S


Regional Sales and Marketing
Supply Network
AAP
AMERICAS
EMEA
Consumers
Consumers
Consumers
Wholesalers/ Customers
Distributors/ Customers
Distributors/ Customers
AAP Regional Supply Services
US Regional Supply Services
EMEA Regional Supply Services
BCSN Production
A&NZ Wine Production
Californian Wine Production
EMEA Wine Production
Other Production
Procurement
Planning

Planning: Wine Supply management

FOSTER'S



Creating a leading supply network
Meet forward sales demand at right quality and lowest possible costs
Manage risk in the agriculture / supply cycle
Maximise returns on invested capital
1 Rigorous forward demand planning process
2 Product strategy
3 Risk-weighted forward commitments
Excellence in Sales & Operations Planning

Planning: Forward demand

FOSTER'S

- **Rigorous forecast generation, review and risk weighting processes**
- **Common planning systems across Foster's Supply network**
- **Implementation of advanced planning software**

Net Product Demand by MPF

Action
Go | Excel
Select From
Scenario: Manu FY2008 8/23/200
Country: AUS
Brand: TGallant
Wine Type: All
MPF: All
From: 2008
Include Innovation

Lagged Net Product Demand by MPF Details

MPF	Description	V 2006	V 2007	V 2008	V 2009
H23	TG Cape Sch Pinot Noir	5132	5132	5132	3840
B14	TG Cape Schank Chard Pinot Gri	2724	2724	2724	2724
B70	TG Chardonnay	0	0	0	0
A95	TG Flag Pinot Gris	2986	3403	3813	3438
A96	TG Imogen Pinot Gris	4869	5390	5910	4170
B12	TG Juliet Pinot Grigio	1249	1456	1601	1762
H34	TG Juliet Pinot Noir	0	0	0	0
C13	TG Moscato	3478	3546	3582	3582
H22	TG Pinot Noir	1806	2078	2078	0
A97	TG Tribute Pinot Gris	2462	2814	3095	0
C11	TG Triumph Bot Pinot Gris	336	336	308	0

Data for demonstration purposes only

Planning: Product strategy



Marketing reviews
Wine making & viticulture review
Consumer-driven local market reviews
Profit and return expectations
Capital efficiency model
Pro-forma financials
Pro-forma financial analysis
Target blends & Age of release
Forward supply plan

Planning: Risk-weighted commitments



Demand-side
Product
Marketing
Supply-side
Luxury
Regional
Premium
Commercial
Industry supply
Forward commitment plan
Industry supply

Planning: Process improvement

Sales & Operations Planning drives Supply-Demand alignment



Protect brand equity and growth
Security
Flexibility
Adjust to changing market and supply conditions

- Utilise industry & in-house projections
- Optimise use of existing facilities & extend outsource model as far as possible
- Set & control required % of secure supply by region

Planning: V07 Australian Sourcing

Sourcing Flexibility



Bulk wine 33%
Fruit intake 67%
Own fruit 26%
Grower fruit 74%

Growers supply the majority of Foster's fruit requirements

Foster's vineyards produce fruit primarily for premium/super premium products

Foster's does not intend to acquire additional vineyards

Planning: V07 Australian Production

Sourcing Flexibility



Bulk wine
33%
Fruit intake
67%
Own fruit
26%
Grower fruit
74%

Production Flexibility



Insource
75%
Outsource
25%

Optimise production assets to increase efficiency, flexibility and maintain strict quality

Further extend the outsourcing model

93

Australian Supply Commitments

Australia total supply (tonnes)



Outsource - Bulk
Outsource - Fruit
Company vineyards
Indicative Demand
2007
2008
2009
2010
2011

The above graph assumes grape and bulk wine supply contracts are not renewed as they expire

94

Planning: Australian Grape Pricing

FOSTER'S

Weighted District Average Grape Prices


Barossa
Riverland
2002
2003
2004
2005
2006
2007

As Supply tightens in V07 - prices will firm

Foster's pricing is based on:

- Foster's view of supply & demand
- Reviewed after each vintage relative to Weighted District prices
- Reflects actual quality achieved
- Contracts prescribe tonnage and grade
- Between 20-30% of contracts will roll off each year affording flexibility in supply

Production: Global Assets

FOSTER'S

- **We operate in all key Australian wine regions**
- **Strong presence in premium Californian wine regions**
- **Strategic combination of boutique and large wineries**
- **Consolidated packaging network**

	A&NZ	Americas	EMEA	Total
Beer Sales (F06-9lt equiv.)	103	-	0.1m	103.1m
Wine Sales (F06-9lt equiv)	12.6m	18.8m	7.7m	39.1m
Vineyards (ha)	11,300	5,000	200	16,500
Operating Wineries	12	9	2	25
Wine Packaging Facilities	4	2	1	7
BCS Facilities	9	-	-	9

- Post SRP Integration and announced winery divestments
- Excluding Clubs & Services

South-Eastern Australian Production Footprint – 2004 pro forma

FOSTER'S

#	Site	Capacity (kt)
1	Penfolds Magill Estate	0.2
2	Seppeltsfield	7.0
3	Penfolds Nuriootpa (P)	32.0
4	Wolf Blass (P)	43.0
5	Dorrien Estate	11.0
6	Walkerie	39.0
7	Rosemount Ryecroft	22.7
8	Wynns Estate	27.3
9	Jamiesons Run	10.8
10	Yarra Ridge	5.0
11	Coldstream Hills	1.3
12	T'Gallant	0.2
13	Yellowglen Smythesdale (P)	N/A
14	Mildara Merbein (P)	15.0
15	Lindemans Karadoc (P)	65.5
16	Seppelt Great Western (P)	7.3
17	Bailey's of Glenrowan	1.7
18	Yenda	18.0
19	The Rothbury Estate	2.1
20	Rosemount Denman	20.0



South-Eastern Australia Production Footprint - 2007

FOSTER'S

#	Site	Capacity (kt)
1	Penfolds Magill Estate	0.2
2	Penfolds Nuriootpa (P)	20.0
3	Wolf Blass (P)	47.0
4	Rosemount Ryecroft	22.7
5	Wynns Estate	27.3
6	Coldstream Hills	1.3
7	T'Gallant	0.2
8	Lindemans Karadoc (P)	65.5
9	Seppelt Great Western	7.3
10	Bailey's of Glenrowan	1.7



Update: Wolf Blass Packaging Centre

FOSTER'S GROUP

Why Delayed ?	• Southcorp integration complexity • SKU mix complexity • Multiple IT systems and processes • Insufficient staff training
Improvement Plan	• Significant improvement in performance over the last 3 months • Stability in production plan & ability to manage SKU complexity • IT system integration • Intensive training programs have been implemented

Update: International Logistics

FOSTER'S GROUP

Why Delayed ?	• Facilities were closed prematurely • Processes and systems did not support integrated business volumes • Inefficiencies at Wolf Blass Packaging Centre • Combined volumes drove multiple stock holdings, picking and packaging locations
Improvement Plan	• Temporarily re-instated a second container packing facility • Improving coordination with Australian export logistics partner • Implemented a focused International Logistics function • Consolidated IT platform to JDE

FOSTER'S
GROUP

Napa Valley Investor Briefing
US Wine Supply Update
Dan Zepponi, Senior Vice President
Production and Supply Chain
March 2007



SALTRAM
CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
GABBIANO
BERINGER
VB

Renowned quality

FOSTER'S



BERINGER
TIES FOR FIRST AT THE
"JUDGEMENT OF SAUTERNES"
AGAINST FIRST GROWTH BORDEAUX AND
CALIFORNIA CULT CABERNETS
CO-WINNER OF THE DISTINGUISHED
2006 JUDGEMENT OF SAUTERNES
The Grand Jury Européen's blind tasting of the 1995 vintage of
40 highly respected Bordeaux and California Cabernets by a panel
of 33 expert wine tasters from Europe and around the world.
Private Reserve

Wine Spectator Magazine, March 07 edition

Wine Quality: Strength on Strength

FOSTER'S

- 137 Foster's Wines scored over 90!

Robert Parker's Wine Advocate

32 90+ Scores!

Wine Spectator

Wine Spectator Top 100: Four Foster's Brands

Wine&Spirits

Top 50: Four Foster's Brands

Buying Guide: Two Wineries of the Year

IMPACT HOT BRAND AWARD

Five Hot Brand Awards

Adams Beverage Group

Five Growth Awards

RESTAURANT WINE

Top 100 Wine Brands On-Premise: 6 Foster's Brands!

103

California Supply Commitments

FOSTER'S

FWEA Supply Position


Outsourced
Contract
Owned
Indicative Demand
2006
2007
2008
2009
2010
2011

The above graph assumes grape and bulk wine supply contracts are not renewed as they expire

104

Californian Asset Footprint

FOSTER'S

#	Site
1	Meridian Vineyards
2	Beringer Vineyards
3	Asti/Souverain
4	Etude Wines
5	Stags' Leap Winery
6	St. Clement Vineyards
7	Chateau St. Jean
8	TAZ Vineyards
9	Winemakers' Cooperage


USA
CALIFORNIA
1
2
3
4
5
6
7
8
9

Wine Trade Operation Review (WTOR) Update - California

FOSTER'S

☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability

☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

☑ Completed the divestment of five non-strategic vineyards

☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability

☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

FOSTER'S

☑ Completed the divestment of the Geyersville production facility

- ☑ Completed the divestment of five non-strategic vineyards
- ☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability
- ☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

FOSTER'S

☑ The bulk wine is position is now largely balanced

- ☑ Completed the divestment of the Geyersville production facility
- ☑ Completed the divestment of five non-strategic vineyards
- ☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability
- ☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

FOSTER'S

☑ Continue to sell non-strategic grapes prior to harvest on the spot market

- ☑ The bulk wine position is now largely balanced
- ☑ Completed the divestment of the Geyersville production facility
- ☑ Completed the divestment of five non-strategic vineyards
- ☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability
- ☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

FOSTER'S

☑ Consolidate packaging infrastructure

- ☑ Continue to sell non-strategic grapes prior to harvest on the spot market
- ☑ The bulk wine position is now largely balanced
- ☑ Completed the divestment of the Geyersville production facility
- ☑ Completed the divestment of five non-strategic vineyards
- ☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability
- ☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

WTOR Update - California

FOSTER'S

Increased supply flexibility and responsiveness

- ☑ Consolidate packaging infrastructure
- ☑ Continue to sell non-strategic grapes prior to harvest on the spot market
- ☑ The bulk wine position is now largely balanced
- ☑ Completed the divestment of the Geyersville production facility
- ☑ Completed the divestment of five non-strategic vineyards
- ☑ Product Strategy has been undertaken on the total US portfolio - targeting demand and optimising profitability
- ☑ Each year non-strategic grape supply contracts have rolled off resulting in greater alignment between Supply & Demand

2006 Californian Harvest

FOSTER'S

California WINES

- **Californian 2006 vintage:**
  - **Down 17% to 3.1 million tons**
  - **Generally high quality**
  - **Industry remains broadly in balance**
- **Foster's 2006 Californian vintage:**
  - **Intake reduced with more favorable cost structure**
  - **Improved regional mix**
  - **Balanced with demand**



Napa Bottling Centre (NBC)


Napa
Bottling
Center
FOSTER'S WINE ESTATES AMERICAS

Overview

- Outcome of the Wine Trade Operational Review announced in 2004
- Seven Californian packaging lines consolidated to a single location
- Significant efficiency benefits and positive environmental impacts

Capacity

- 600,000 gallons of bottle-ready wine storage
- Four Packaging Lines, capable of handling bottle sizes ranging from 187ml PET to 3L glass
- Initial start-up capacity 9m cases pa
- Expansion capability to 15m cases pa

NBC Benefits


Asti/Souverain
St. Helena
Napa
Northern Interior
Pacific Ocean
Approx. scale in kilometres
Paso Robles
Bulk wine freight
Finished goods freight

Previous Configuration

Objectives

- Cost and working capital reductions
- Fewer wine movements
- Operational simplicity
- Greater packaging flexibility

NBC: Improvement Plan

FOSTER'S

Facility Consolidation Status	• 4 operational lines • Installed upgraded equipment on 2 lines • Still operating in St. Helena until stabilised at NBC • The focus has moved from construction and commissioning to delivering target efficiencies
Improvement Initiatives	• Focus on line 2 efficiency (Australian line) • Additional shifts • Leverage technical practices company wide • Pull down outsource transition capacity

FOSTER'S
GROUP

Napa Valley Investor Briefing
Global Supply Update
Pete Scott, Chief Financial Officer
March 2007


CASCADE
SALTRAM
CARLTON DRAUGHT
PURE BLONDE
GABBIANO
MID
BERINGER
VB
SEPPELT

BCS Asset Consolidation

FOSTER'S

2005 Australian Production Asset Map

No.	Site
1	Yatala
2	Abbotsford
3	Cascade
4	North Fremantle
5	Campbelltown
6	Botany
7	Kent
8	Airport West
9	Cottonwood Valley



1
5
7
4
6
2
9
8
3

119

BCS Asset Consolidation

FOSTER'S

2007 Australian Production Asset Map

No.	Site
1	Yatala
2	Abbotsford
3	Cascade
4	North Fremantle
5	Campbelltown
6	Botany
7	Kent
8	Airport West
9	Cottonwood Valley



1
4
5
2
9
8
3

120

Commodity Pricing

No significant commodity price increases are foreseen for the balance of F07


Aluminium
VB
VB

- Requirements are contracted up to 18 months
- Long term supply arrangement with Amcor


Wheat/Barley

- Malt requirements are contracted until April 2008
- Wheat requirements are contracted until December 2007


Sugar

- FY07 & FY08 requirements are contracted

Update: F07 Supply Priorities

Beer Spirits Cider	• Australian Logistics Transformation • Limited commodity price increases • RTD production relocation
Wine Packaging & Logistics	• Napa Bottling Centre • Wolf Blass Packaging Centre • Australian wine export logistics
Grape Supply	• Australian 2007 vintage up to 40% below 2006 • Comfortable with current grape commitments • US industry in balance, 2006 vintage 16%[1] below 2005

1. Californian Department of Agriculture, Preliminary Grape Crush Report, February 2007

Wine Actions: F07

FOSTER'S

Issue Improve packaging asset efficiencies

Action Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Improve wine international logistics

Action Coordinating with logistics partner to improve service performance

☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Continue the consolidation of production assets

Action The process is well underway

- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Continuous improvement in planning to minimise cyclical risk

Action Actively managing V07 to ensure demand is met and cost is managed

- ☑ The process is well underway
- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Allocate product to regions that earn the greatest margins

Action Allocation activity commenced

- ☑ Actively managing V07 to ensure demand is met and cost is managed
- ☑ The process is well underway
- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Procurement efficiencies

Action All synergy initiatives on track with ongoing pipeline of opportunities

- ☑ Allocation activity commenced
- ☑ Actively managing V07 to ensure demand is met and cost is managed
- ☑ The process is well underway
- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue Operational simplicity and flexibility

Action Process and systems improvement project is on track

- ☑ All synergies on track with ongoing pipeline of opportunities
- ☑ Allocation activity commenced
- ☑ Actively managing V07 to ensure demand is met and cost is managed
- ☑ The process is well underway
- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Wine Actions: F07

FOSTER'S

Issue An engaged and inspired workforce

Action People management plans in place to develop a winning culture

- ☑ Process and systems improvement project is on track
- ☑ All synergy initiatives on track with ongoing pipeline of efficiencies
- ☑ Allocation activity commenced
- ☑ Actively managing V07 to ensure demand is met and cost is managed
- ☑ The process is well underway
- ☑ Coordinating with logistics partner to improve service performance
- ☑ Performance management plans in place - already showing efficiency improvements

Summary: Competitive advantages

Supply Strategy	Global Processes	Maximise Economies and Flexibility
Integrated production platform leveraging scale Global product strategy developed with regions Strategic supply framework Agreed service levels	Globally consistent reporting, metrics, transparency and control Global scale and leverage best practice expertise/systems	Scalable global hub servicing many selling units Market leading customer solutions Flexible supply base aligned to global demand Minimum inventory levels Global procurement

Global Supply Chain to optimise the cost/quality of products for the Regional businesses

Regional businesses freed to focus on in-market performance

Foster's Group – growth drivers

AAP	• Unique market position • High margin Australian market • Product in innovation in growth categories • Customer service innovation
Americas and EMEA	• Strong market position in growth category • Brand investment • Innovation
Supply	• Flexibility • Outsourcing • Managing risk

FOSTER'S
GROUP

Investor Briefing
Global Supply Update
Pete Scott, Chief Financial Officer
March 2007


SALTRAM
CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
Crown
BERINGER
VB

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Napa Valley Investor Briefing – Amended Slide"

Released: 16 March 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

16 March 2007

NAPA VALLEY INVESTOR BRIEFING – Amended Slide

Further to the investor presentations released on 15 March 2007, slide no. 46 has been amended as attached.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
AMERICAS

Scott Weiss
Managing Director
Americas


CASCADE
CARLTON DRAUGHT
PURE BLONDE
MID
Crown
VB

Foster's U.S. Route To Market Status

FOSTER'S
AMERICAS

Distributor	% of Foster's Volume	Distributor Scale in U.S.
Southern Wine & Spirits	24%	#1
Charmer Sunbelt	12%	#3
Glazer's	11%	#2
National Republic	8%	#4
Young's Market	6%	#5

END